



For the attention of Commission Staff: Please note the amendment to Schedule A of form SBSE-A filed today (5th January 2026). This amendment is to remove Sadia B. Février Ricke as Principal and Chief Compliance Officer and adding David Michael John Howes as Principal and SBSD CCO.